Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated July 20, 2021, with respect to the financial statements of Pardes Biosciences, Inc. (the Company), incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated July 20, 2021 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Irvine, California February 28, 2022